UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

     Commission  File  Number:  333-43089

     (Check  One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form
10-Q
[_]  Form  N-SAR   [_]  Form  N-CSR

For  period  ended  December  31,  2004

[_]  Transition  Report  on  Form  10-K

[_]  Transition  Report  on  Form  20-F

[_]  Transition  Report  on  Form  11-K

[_]  Transition  Report  on  Form  10-Q

[_]  Transition  Report  on  Form  N-SAR

For  the  transition  period  ended

Read  Attached  Instruction  Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

     Full  name  of  registrant   The  GSI  Group,  Inc.
                                ------------------------

     Former  name  if  applicable

     Address  of  principal  executive  office  (Street  and number)   1004 East
                                                                     -----------
Illinois  Street
     -----------

City,  state  and  zip  code    Assumption,  Illinois  62510
                             -------------------------------
                                     PART II
                             RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or
[X]     transition  report  on Form 10-Q, or portion thereof will be filed on or before  the  fifth  calendar  day  following  the  prescribed  due  date;  and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On March 8, 2005, The GSI Group, Inc. (the "Company") filed with the Securities and Exchange Commission a Current Report on Form 8-K (the "Report") announcing that the previously issued financial statements of the Company for the years ended December 31, 2003, 2002 and 2001 should not be relied upon because of errors believed by management of the Company to exist in those financial statements and management's belief that a restatement of those financial statements was likely. These possible errors relate to, as discussed in further detail in the Report, the Company's accounting policies and practices relating to, among other things, workers' compensation accrual, inventory, compensation expense related to employee stock purchases and executive compensation.

Because of the additional time required to quantify the adjustments and determine the periods affected by such errors with respect to the periods to be presented in the Company's Form 10-K for the period ended December 31, 2004 (the "Form 10-K"), the Company cannot file its Form 10-K on or before March 31, 2005 without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Russell  C.  Mello     (217)  226-4421
     ------------------     ---------------
     (Name)                    (Area  Code)  (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]  Yes  [_]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                         [X]  Yes  [_]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects that it will report a significantly lower net loss for the year ended December 31, 2004 as compared to the year ended December 31, 2003. As discussed in further detail in the Report, the Company is currently engaged in a review of certain of its accounting policies and practices, and until the Company completes this review, it will be unable to make a reasonable estimate of its operating results for the year ended December 31, 2004.


     The  GSI  Group,  Inc.
     ----------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  March  31,  2005      By  /s/  Russell  C.  Mello
      ----------------          -----------------------
     Russell  C.  Mello
     Chief  Executive  Officer

          Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).